Exhibit 99.4

Validity of WiLAN’s 759 Patent Confirmed by US Patent Office

Ruling Strengthens WiLAN’s Overall Wireless Licensing Program

OTTAWA, Canada – November 10, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that the United States Patent and Trademark Office  (“USPTO”) has confirmed the validity of all key claims in WiLAN’s U.S. Patent No.6,549,759 (the “759 Patent”) and also allowed more than 100 new claims.  The USPTO has issued a ruling indicating that all of the claims at issue in the 759 Patent re-examination are confirmed or patentable, signaling that the re-examination proceedings are essentially at an end.

The re-examination of the 759 Patent was requested in January 2010 by Broadcom Corporation (“Broadcom”) and Intel Corporation (“Intel”), who were then involved in litigations with WiLAN concerning the patent.  In 2010, Judge John T. Ward issued a Markman, or claims construction ruling, concerning the 759 Patent in these litigations that addresses how the claims are interpreted for determining infringement.  Judge Ward’s ruling resolves ambiguity regarding the patent in ways that WiLAN considers very favorable.

WiLAN believes the fundamental techniques covered by the 759 Patent may be relevant to many products complying with upcoming and established standards such as LTE and Bluetooth.  The 759 Patent does not expire until August, 2021.

“This ruling is a clear example of the strength of WiLAN’s patent portfolio,” said Jim Skippen, Chairman & CEO.  “As this case illustrates, when our critical patents are exposed to litigation and re-examination challenges, they can do extremely well.”

Added Skippen, “WiLAN considers the 759 Patent, which covers modulation and communication between a transmitter and a receiver, to be a very fundamental wireless patent.  The USPTO’s confirmation of the validity of the 759 Patent when combined with a favorable Markman ruling is an important positive development in our wireless technology licensing program.”

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About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 255 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1400 issued or pending patents.  For more information: www.wilan.com.

Forward-looking Information
This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “may be relevant”, “WiLAN considers” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, (1) the risks described in WiLAN’s August 3, 2011 management’s discussion and analysis of financial condition and results of operations relating to its 3 and 6 months ended June 30, 2011 (the “MD&A”) starting at page 29 of the MD&A and (2) the risks described in WiLAN’s March 1, 2011 annual information form for the year ended December 31, 2011 (the “AIF”) starting at page 13 of the AIF. Copies of each of the MD&A and AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media inquiries, please contact:

Kathryn Hughes
Director, Marketing & Communications
O: 613.688.4897
C: 613.898.6781
E: khughes@wilan.com

For Investor inquiries, please contact:

Tyler Burns
Director, Investor Relations
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

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O: 514.939.3989 or 416.644.2020
www.renmarkfinancial.com

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